Filed by FS Investment Corporation III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS Investment Corporation III

File No. of Related Registration Statement: 333-232556

FSIC II, III, IV + CCT II merger proxy-lite messages

VM #1: Introductory/evergreen message

Hi, this is Michael Forman. I’m the CEO of [FS Investment Corporation [II, III, IV]/Corporate Capital Trust II]. I’m calling to make sure you’re aware of important fund proposals that require your vote.

By now you’ve received proxy information about the annual stockholder meeting on November 6th. Your vote will help ensure the proposed mergers close by year-end so that the combined company’s shares may be listed on the New York Stock Exchange by the end of March 2020.

You can vote right now by pressing [1]. If I’ve reached your voicemail, please call 1-833-868-3374 to vote today.

Voting promptly saves time, money and energy by avoiding additional mailings and calls. Thank you for your time and trust in us, and for fulfilling your duty to vote.

VM#2: Reminder to vote message

Hi, this is Michael Forman, CEO of [FS Investment Corporation [II, III, IV]/Corporate Capital Trust II]. I’m calling because we haven’t received your vote on the proposals outlined in the proxy materials we sent. Your vote matters, regardless of the number of shares you own.

The fund’s board recommends you vote in favor of each proposal.

You can vote right now by pressing [1]. If I’ve reached your voicemail, please call 1-833-868-3374 to vote today.

Thank you for your time and for your vote.

VM#3: Deadline is pending message

Hi, this is Michael Forman, CEO of [FS Investment Corporation [II, III, IV]/Corporate Capital Trust II]. I’m calling with a final reminder that we still haven’t received your vote on the proposals outlined in the proxy materials we sent.

The annual meeting is only days away. Please press [1] to vote now.

If I’ve reached your voicemail, please call 1-833-868-3374 today to vote in favor of the proposals.

Thank you for your time and for your vote.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS Investment Corporation II (“FSIC II”), FS Investment Corporation III (“FSIC III”), FS Investment Corporation IV (“FSIC IV”) and Corporate Capital Trust II (“CCT II” and collectively, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, failure to realize the anticipated benefits of the business combination transaction involving the Funds, failure to consummate the recapitalization transaction and failure to list the common stock of the combined entity on a national securities exchange. Some of these factors are enumerated in the filings the Funds make with the U.S. Securities and Exchange Commission (the “SEC”) and are also be contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14 (File No. 333-232556) filed with the SEC on August 8, 2019, which includes a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from FSIC II’s website, CCT II’s website, FSIC III’s website or FSIC IV’s website, each at www.fsinvestments.com.

Participants in the Solicitation

The Funds and their respective directors and trustees, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals will be contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.